EXECUTION COPY

                           STOCK  PURCHASE  AGREEMENT

        THIS AGREEMENT dated as of January 17, 1996 is between TRIGEN ENERGY CORPORATION, as buyer ("Buyer"), and THOMAS EWING, as seller ("Seller").

        In consideration of the premises and of the mutual agreements and covenants hereinafter set forth, Seller and Buyer hereby agree as follows:

        1. Definitions. As used in this Agreement, the following terms shall have the following meanings (to be equally applicable to both the singular and plural unless the context otherwise requires):

        "Averaged Price" means $19.2875, which is the average of the daily closing prices per share for the twenty (20) business days commencing November 27, 1995 and ending December 22, 1995, inclusive.

        "Business" means the business of designing, installing and start-up of prepackaged steam turbine cogeneration systems ranging in size up to 5MW.

        "Encumbrance" means any lien, mortgage, claim, option, easement, charge, pledge, security interest, use restriction or other encumbrance by a third party, whether voluntary or involuntary, choate or inchoate.

        "Material Adverse Effect" means any change or effect that is, or is reasonably likely to be, materially adverse to a party's business, assets, results of operations or condition, financial or otherwise, taken as a whole.

        "Tax" means any tax of any kind whatsoever, together with any interest, penalties and additions to tax with respect thereto, imposed by any taxing authority.

        2.  Purchase and Sale of Seller Shares.

        2.1 The Transaction. Seller will sell, and Buyer will purchase, on the terms and conditions provided herein, an aggregate of 300 shares of common stock, par value $0.01 per share, of Ewing Power Systems, Inc., a Delaware corporation ("EPS"), represented by certificate No. 2 (such shares herein called "Seller Shares") in exchange for 51,848 shares of common stock of Buyer adjusted up or down by the number of shares of common stock of Buyer having a value (based on the Averaged Price and rounded up to the next whole share) equal to any difference between $453,915 and EPS's total shareholders' equity as of the date hereof (such purchase price, as adjusted, the "Ewing Trigen Stock").






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For the purposes of this calculation, "total shareholders' equity" means the consolidated assets, less consolidated liabilities, of EPS determined as of the date hereof by Seller as compiled by his independent accountants, all in accordance with generally accepted accounting principles (as consistently applied by EPS) and subject to agreement by Buyer and its accountants described in Section 2.3.

        2.2 Closing. The closing hereunder (the "Closing") shall take place on the date of execution of this Agreement (the "Closing Date") at such place as the parties shall mutually agree upon. On and as of the date hereof, Seller sells and Buyer purchases the Seller Shares. At the Closing, the following shall be deemed to occur simultaneously: Seller shall deliver or cause to be delivered to Buyer the certificate evidencing the Seller Shares duly endorsed in blank or with stock powers in blank attached and duly executed, the Stockholders' Agreement, the Employment Letter and the Confidentiality, Non-Compete and Severance Agreement; and Buyer shall deliver or cause to be delivered to Seller 36,848 shares of the Ewing Trigen Stock, the Stockholder's Agreement, the Employment Letter and the Confidentiality, Non-Compete and Severance Agreement. Fifteen thousand (15,000) shares of the Ewing Trigen Stock (the "Escrowed Stock") shall be delivered by Buyer at the Closing to Eileen A. McDonnell, who hereby agrees to act as Escrow Agent (the "Escrow Agent"), and shall be held in escrow pursuant hereto and released in accordance with the terms hereof.

        2.3. Price Adjustment. Within 30 days after the Closing Date, the purchase price adjustment described in Section 2.1 shall be calculated by Seller (based on final Closing Date EPS financial statements) and certified by his accountants, all in accordance with generally accepted accounting principles (as consistently applied by EPS) and subject to agreement by Buyer and its independent accountants. If such adjustment results in a reduction of the purchase price, Escrowed Stock in the amount of such reduction shall be returned to Buyer and five thousand (5,000) shares of Escrowed Stock less the amount of such reduction shall be released to Seller by the Escrow Agent. If such reduction is greater than five thousand (5,000) shares, the excess price reduction shall be deducted from the remaining Escrowed Stock. If such adjustment results in an increase of the purchase price, the number of additional shares of common stock of Buyer (valued at the Averaged Price) equaling such increase in price shall be delivered by Buyer to Seller along with five thousand (5,000) shares of Escrowed Stock from the Escrow Agent.

        If agreement as to such adjustment cannot be reached within 30 days after the Closing Date, the accountants of Buyer and Seller shall, within 10 business days thereafter, appoint a third independent accountant, who shall, within 30 days of such appointment, determine the purchase price adjustment, which shall be final and binding on Buyer and Seller. In each case, the appropriate Escrowed Stock or additional shares or both shall be released by the Escrow Agent and Buyer to Seller or by the Escrow Agent to Buyer as the case may be within 10 days of determination of the adjusted purchase price.





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        2.4.  Escrow Arrangements; Disputes.. (a)  If Buyer reasonably believes that it is entitled it to any portion of the Escrowed Stock pursuant to Section 5 hereof, Buyer will deliver to the Escrow Agent and the Escrow Agent shall forward to Seller a notice (a "Notice of Claim") setting forth in reasonable detail the nature of the claim and the aggregate amount of Escrowed Stock to which Buyer believes it is entitled. All calculations under this Section 2.4 shall be based on the Averaged Price.

        (b) If Seller disputes the validity of the claim or any portion of the amount specified in a Notice of Claim, Seller shall within 20 business days following receipt of such Notice of Claim deliver to the Escrow Agent and the Escrow Agent shall forward to Buyer a notice (a "Dispute Notice") providing in reasonable detail the nature of his disagreement and the amount disputed (a "Disputed Amount"). If such notice is received, the Escrow Agent shall not deliver to Buyer any Disputed Amount other than pursuant to clause (c) below. If no such Dispute Notice is received, the Escrow Agent shall deliver to Buyer the Escrowed Stock specified in such Notice of Claim and Seller shall be forever barred and precluded from contesting in any manner or forum whatsoever the distribution of such Escrowed Stock.

        (c) Upon receipt by the Escrow Agent of either (1) a written agreement between Buyer and Seller or (2) a certified copy of a final order of a court of competent jurisdiction, in each case specifying the resolution of a Disputed Amount, the Escrow Agent shall deliver to Buyer the specified amount of Escrowed Stock, if any.

        (d) On the first anniversary of the Closing Date (the "Distribution Date"), the Escrow Agent shall distribute to Seller the remaining Escrowed Stock, if any, in excess of (1) the aggregate amount of all unresolved Disputed Amounts as of the Distribution Date plus (2) the aggregate of all other amounts specified in Notices of Claims received by the Escrow Agent and not paid as of such date, which amounts shall be distributed in accordance with clause (a) or
(c) above, and any amount remaining Escrowed Stock shall be distributed to Seller.

        (e) The parties hereby authorize the Escrow Agent to apply to Buyer's transfer agent for any division of certificates evidencing Escrowed Stock which may be required in connection with distributions of Escrowed Stock pursuant to this Agreement.

        2.5 Voting, Distributions Etc. Seller shall have, at any time prior to disbursement thereof, the full and unqualified right and power to exercise any voting and consent rights with respect to the Escrowed Stock and to receive when made or provided for any and all distributions in respect of the Escrowed Stock. The Escrow Agent shall promptly forward to Seller any proxy material or distribution in respect of the Escrowed Stock upon receipt. Buyer and Seller shall have the right to inspect and obtain copies of the records of the Escrow Agent upon reasonable notice and during reasonable business hours and to receive reports upon request of the status of the Escrowed Stock.





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        3.  Representations and Warranties by Seller.

        3.1. Authority; No Consents. Seller has full power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller, the performance and compliance with all the terms and conditions hereof to be performed and complied with by Seller, and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of EPS. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligation of Seller enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application affecting enforcement of creditors' rights generally, and (b) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority (foreign or domestic) on the part of Seller or EPS is necessary for the execution and delivery of this Agreement by Seller and the delivery of the Seller Shares to be sold hereunder or for the performance by Seller of any of the terms or conditions hereof.

        3.2. Incorporation and Qualification; No Subsidiaries. EPS is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business. EPS is duly qualified to do business as a foreign corporation, and is in good standing, in each jurisdiction listed in Section 3.2 of the Disclosure Schedule, and in each other jurisdiction in which the failure to be so qualified or in good standing would have a Material Adverse Effect on EPS. EPS has no subsidiaries.

        3.3. Ownership of Seller Shares. The Seller Shares are owned beneficially and of record by Seller, free and clear of any Encumbrance, and are not the subject of any agreement relating to the acquisition, disposition or voting of the Seller Shares.

        3.4. Capital Stock of EPS. The authorized capital stock of EPS consists of 1,000 shares of common stock, $.01 par value per share, of which only the Seller Shares are issued and outstanding. All of the issued and outstanding shares of common stock of EPS are duly authorized, validly issued, fully paid and non-assessable. There are not now outstanding any options, calls, warrants, subscription rights or rights of conversion or other rights, agreements, arrangements or commitments of any character relating to the capital stock of EPS or obligating EPS to issue or sell any additional shares of EPS, or securities convertible into or exchangeable for such shares, or obligating EPS to issue or grant any such option, call, warrant, subscription right, right of conversion or other right, agreement, arrangement or commitment. Except for the Seller Shares, Seller does not own any other equity interest in EPS.





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        3.5.  No Conflict.  Execution, delivery and performance of this
Agreement by Seller do not (a) conflict with or violate the certificate or articles of incorporation or the by-laws of EPS, or (b) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award to which Seller or EPS is subject, or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any other lien on any of the assets or properties of EPS pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which EPS or Seller is a party or by which any of the assets or properties of EPS is bound.

        3.6. Financial Statements. (a) None of the information contained in the financial statements listed in Schedule 3.6 hereto contained (as of the date thereof) any untrue statement of a material fact and, to the knowledge of the Seller, EPS has not omitted to furnish to its accountants any material information necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (b) each of the balance sheets included in such financial statements (including the related notes) fairly presents the consolidated financial position of EPS as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the results of operations and the cash flows of EPS for the respective fiscal periods set forth therein, subject, in the case of unaudited statements, to normal year-end adjustments and (c) each of the financial statements (including the related notes) has been prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein. EPS is not required to file any forms, reports, statements or other documents with the Securities and Exchange Commission (the "SEC").

        3.7. Litigation. (a) Except as disclosed in Section 3.7 of the Disclosure Schedule, (i) there are no claims, actions, proceedings or investigations pending or, to the best knowledge of Seller, threatened against EPS or Seller, before any court, arbitrator or administrative, governmental or regulatory authority or body that, individually or in the aggregate, would have a Material Adverse Effect and (ii) neither EPS nor any of its assets or properties is subject to any order, writ, judgment, injunction, decree, determination or award having a Material Adverse Effect.

        (b) There are no claims, actions, proceedings or investigations pending or, to the best knowledge of Seller, threatened, which seek to delay or prevent the consummation of the transactions contemplated hereby or which would be reasonably likely to adversely affect or restrict Seller's ability to consummate such transactions.

        3.8. Material Contracts; No Defaults. (a) Section 3.8 of the Disclosure Schedule lists all material contracts of EPS (the "Material Contracts"), including: (i) all existing contracts for sales reasonably expected to involve payments to EPS of more than $100,000 during any prospective 12-month period; (ii) all indentures, mortgages, notes, loan or credit agreements, assignments of rents





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and leases or other contracts or obligations relating to the borrowing of money
(whether long-term or short-term) or to the direct or indirect guaranty or
assumption of such obligations of others;   (iii) all contracts or agreements
that limit the ability of EPS to compete in any line of business or with any person or entity in any geographic area or during any period of time; (iv) all management, consultant, employment, severance pay or other employment related agreements; (v) all agreements with Seller; (vi) all other contracts that are material to the Business as a whole; and (vii) all outstanding written offers or bids made by EPS that, if accepted, would result in a contract required to be disclosed herein.

        (b) Complete copies of all Material Contracts have been furnished or made available to Buyer. EPS has complied in all material respects with each Material Contract and is not in default in any material respect as to any Material Contract.

        (c) No condition or state of facts exists which would (with notice or the passage of time, or both) constitute a material default by EPS or, to the actual knowledge of Seller, by any other party, under any Material Contract. To the actual knowledge of Seller, each Material Contract is in full force and effect, except where the failure to be in full force and effect would not have a Material Adverse Effect.

        3.9. Licenses; Environmental Matters; Compliance with Law. (a) EPS has all governmental licenses, permits, franchises, certificates of authority and other authorizations necessary or desirable to carry out the Business as it is now being conducted the absence of which would have a Material Adverse
Effect (collectively, "Licenses").   All such Licenses are in full force and
effect, except for such Licenses the absence of which would not have a Material Adverse Effect. Neither Seller nor EPS has received any written notice that any License will be revoked, canceled, rescinded or materially modified or will not be renewed.

        (b) All real property listed in Schedule 3.10 and its existing uses and, to Seller's actual knowledge without any inquiry, prior uses, are and have at all times been in material compliance with all Environmental Laws. There are no claims under Environmental Laws pending or to the best knowledge of Seller threatened against EPS regarding such property. EPS has conducted its operations on such real property in material compliance with all Environmental Laws. EPS has not been named as a potentially responsible party at any site included on the federal National Priorities List (as defined under Environmental Law) or at any site listed for investigation or remediation under any analogous state law. For the purposes of this section, "Environmental Law" means all applicable federal, state or local laws, rules, statutes, regulations, ordinances, orders, codes, permits, interpretations, judgments, decrees, directives or decisions relating to pollution or protection of the environment (including but not limited to ambient air, surface water, ground water, land surface or subsurface strata).

        (c) EPS has not been and is not in conflict with, or in default or violation of, any applicable local, state, federal or foreign law, ordinance, regulation, order or decree the occurrence of which would have a Material Adverse Effect.





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        3.10.  Real Property; Other Property.   (a) EPS owns no real property
and has no options or rights to acquire real property.

        (b) Section 3.10(b) of the Disclosure Schedule lists (i) each parcel of real property leased by EPS from a third person, and (ii) the identity of the lessor and lessee of each such parcel of real property. EPS leases no real property to any other person.

        (c) Except as set forth in Section 3.10(c) of the Disclosure Schedule, EPS has title to, or valid leasehold interests in, all of the real and tangible personal property used in conducting the Business, free and clear of all Encumbrances, except (i) Encumbrances for inchoate mechanics' and materialmen's liens for construction in progress and workmen's, repairmen's, warehousemen's and carriers' liens arising in the ordinary course of the Business, (ii) Encumbrances for Taxes not yet payable, (iii) Encumbrances of record, (iv) Encumbrances and imperfections of title the existence of which, individually or in the aggregate, would not have a Material Adverse Effect and (v) Encumbrances securing debt which is reflected as a liability in financial statements delivered pursuant to Section 3.6.

        (d) Except as set forth in Section 3.10(d) of the Disclosure Schedule, EPS has no registered trade names, trademarks, servicemarks, patents or copyrights.

        3.11. Insurance. Section 3.11 of the Disclosure Schedule contains a complete and accurate list of all insurance policies and bonds in force and owned or maintained by or for the benefit of EPS as a named insured, copies of which have been made available to Buyer. EPS is in compliance with all such policies and bonds, and all premiums thereon required to be paid as of the date hereof have been paid.

        3.12. Employee Matters. (a) Section 3.12(a) of the Disclosure Schedule lists all "employee benefit plans" within the meaning of Section 3(3) of ERISA, all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other employee benefit plans, and all employment or compensation agreements, in each case for the benefit of, or relating to, current employees and former employees of EPS (collectively, the "Employee Plans"). None of the Employee Plans is a "multiemployer plan" as defined in Section 3(7) of ERISA. All Employee Plans are in compliance in all material respects with the requirements prescribed by applicable law, and EPS has performed all its material obligations under, and is not in any material respect in default under or in violation of, any of the
Employee Plans.   Each Employee Plan intended to be qualified under Section
401(a) of the Internal Revenue Code has heretofore been determined by the Internal Revenue Service to so qualify, and each trust created thereunder has heretofore been determined by the Internal Revenue Service to be exempt from tax under the provisions of Section 501(a) of the Internal Revenue Code and, to the best knowledge of Seller, nothing has occurred since the date of the most recent determination that would cause any such Employee Plan or trust to fail to qualify under Section 401(a)





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or 501(a) of the Internal Revenue Code.  EPS has not incurred any material liability that remains unpaid to the Pension Benefit Guaranty Corporation or any "withdrawal liability" within the meaning of Section 4201 of ERISA. The assets, if any, of each of the Employee Plans are shown on the books and records of each such plan at their fair market value, except for such assets that are not shown on such books and records by reference to fair market value in accordance with customary accounting practice for pension plans. None of the Employee Plans provides post-retirement medical benefits, except to the extent required to satisfy the minimum requirements under Section 4980B of the Internal Revenue Code. EPS has not engaged in a transaction described in either Section 406 of ERISA or Section 4975(c)(1) of the Internal Revenue Code for which there is no exemption and which would, individually or in the aggregate, have a Material Adverse Effect, and EPS has no obligation to indemnify any other person for any expenses or taxes incurred as a result of such a transaction or any other violation of ERISA which would, individually or in the aggregate, have a Material Adverse Effect. Seller has made available to Buyer copies of all written Employee Plans and, where applicable, summary plan descriptions with respect to the Employee Plans. No Employee Plan requires the payment of any amount that will be treated as an "excess parachute payment" under Section 280G of the Internal Revenue Code.

        (b) Except as set forth in Section 3.12(b) of the Disclosure Schedule, there are no existing collective bargaining agreements with respect to any employees of EPS. There are currently no strikes or work stoppages by any employees of EPS. There is no pending union representation election or negotiation of a collective bargaining agreement with respect to any employees of EPS.

        3.13.  Taxes.   Except as set forth in Section 3.13(a) of the
Disclosure Schedule, (i) EPS has timely filed or been included in, or will timely file or be included in, all returns required to be filed by it or in which it is required to be included with respect to Taxes for any period ending on or before the date hereof, taking into account any extension of time to file granted to it; (ii) all Taxes shown to be payable on each such return have been paid or will be paid; (iii) each such return has been prepared, or will be prepared, in accordance with the requirements of applicable law and is, or will be, accurate and complete in all material respects; (iv) all accounting periods and methods used in each such return is, or will be, a permissible accounting period and method under applicable law; (v) no deficiency for any Tax has been asserted or assessed by a taxing authority against EPS; and (vi) there is currently no action or proceeding pending against EPS or Seller with respect to any Tax, nor is there currently any audit or examination of EPS by any taxing authority regarding or relating to claims for any additional Tax with reference to EPS. Buyer agrees that, prior to seeking reimbursement from Seller under this Agreement in respect of any sales tax, it will cause EPS (a) to take all reasonable steps to obtain reimbursement of such amounts from the appropriate customer or customers, and (b) if such reimbursement is not obtained, to assign to Seller (upon Seller's payment of such amount) Buyer's rights to such reimbursement. There are no Tax liens against Seller or Seller's assets affecting the Seller's Shares or any assets of EPS.






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        3.14.  Corporate Records.    Seller has delivered to Buyer true and
complete copies of the articles or certificate of incorporation and of the bylaws of EPS, which copies reflect all amendments thereto to date. Seller has caused EPS to make available to Buyer copies of all actions or consents by the
directors or shareholders of EPS.    Section 3.14 of the Disclosure Schedule is
a true and complete list of all of the current officers and directors of EPS.

        3.15. Absence of Certain Changes. Since December 31, 1994, except as set forth in the Disclosure Schedule, (a) there has not been a Material Adverse Effect on EPS, and (b) EPS has not (i) split, combined or reclassified any shares of its capital stock, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or redeemed or otherwise acquired any of its securities except for distributions or payments made in September 1995 to meet Tax obligations attributable to Seller's interest in EPS; (ii) made any loans, advances or capital contributions to, or investments in, any person; (iii) entered into or adopted any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, pension, retirement, deferred compensation, employment, or other employee benefit agreements, trusts, plans, funds or other arrangements for the benefit or welfare of any current or former director, officer or employee, or amended any of the Employee Plans, or (except for normal increases in the ordinary course of business that were consistent with past practice) increased in any manner the compensation or fringe benefits of any current or former director, officer or employee or paid any benefit not required by the Employee Plans (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units);
(iv) acquired, sold, leased or disposed of any assets other than (x) in the ordinary course of business or (y) any assets that are not material, individually or in the aggregate, to EPS, or entered into any material commitment or transaction other than in the ordinary course of business; (v) materially changed its accounting methods, principles or practices, except such changes as were required by generally accepted accounting principles; or (vi) entered into any contract, agreement, commitment or arrangement to do any of the foregoing.

        3.16. Absence of Undisclosed Liabilities. EPS has no liabilities required to be included in the financial statements attached to Schedule 3.6 in accordance with generally accepted accounting principles that are not included in such financial statements and, except as set forth on Schedule 3.16, has not incurred any liabilities since the date of the most recent such financial statements other than in the ordinary course of business.

        3.17. No Broker. Seller has not engaged any broker, finder or financial advisor, other than any financial advisor whose fees and expenses shall be paid by Seller, in connection with the transactions contemplated hereby.

        3.18 Exclusive Dealing. Since December 1, 1995, Seller did not and did not permit EPS to, directly or indirectly, through any Representative or otherwise, solicit or entertain offers from,






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negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of EPS, its assets or business, in whole or in part, whether through direct purchase, merger, consolidation or other business combination (other than sales of inventory in the ordinary course).

4.  Representations and Warranties by Buyer.

        4.1.  Organization of Buyer.   Buyer is a corporation duly organized,
validly existing and in good standing under the laws of the State of Delaware.

        4.2. Authority; No Consents. Buyer has full corporate power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Buyer, the performance and compliance with all the terms and conditions hereof to be performed and complied with by Buyer, and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application affecting enforcement of creditors' rights generally, and (b) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. No consent, approval or authorization of, or designation, declaration or filing with, any governmental authority (foreign or domestic) on the part of Buyer is necessary for the execution and delivery of this Agreement by Buyer and the purchase of the Seller Shares to be purchased by it hereunder or for the performance by it of any of the terms or conditions hereof.

        4.3. No Conflict. Execution, delivery and performance of this Agreement by Buyer do not (a) conflict with or violate the certificate or articles of incorporation or the by-laws of Buyer, or (b) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award to which Buyer is subject , or (c) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time or both would become a default) under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which Buyer is a party or by which any of the assets or properties of Buyer is bound, which breach or default would have a Material Adverse Affect on Buyer.

        4.4. Purchase for Investment; No Public Market. Buyer is purchasing the Seller Shares hereunder for investment for its own account and not with a view to the distribution thereof. Buyer understands that the sale of the Seller Shares hereunder has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of an exemption from the registration provisions thereof which depends, among other things, upon the bona fide nature of Buyer's investment intent as expressed herein. Buyer understands that there is no public market for the Seller Shares and no






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assurance that a public market for the Seller Shares will ever develop and acknowledges that the Seller Shares must be held indefinitely unless they are subsequently registered under the Securities Act or sold pursuant to an exemption from the registration provisions thereof.

        4.5  Capital Stock of Buyer.    The authorized capital stock of Buyer
consists of 60,000,000 shares of common stock of which 11,460,998 have been issued (including the Ewing Trigen Shares), and 15,000,000 shares of preferred stock of which none have been issued. All of the issued and outstanding shares of common stock of Buyer, including the Ewing Trigen Stock, are duly authorized, validly issued, fully paid and non-assessable. The Ewing Trigen Stock has been listed on the New York Stock Exchange.

        4.6 Compliance with Securities Laws. Buyer has previously furnished to Seller true and complete copies of the following (collectively the "Buyer Reports"):

                (a) Buyer's annual report on Form 10-K filed with the Securities and Exchange Commission("SEC") for the year ended December 31, 1994;

                (b) Buyer's definitive proxy statement filed with the SEC dated March 30, 1995; and

                (c) Buyer's quarterly reports on Form 10-Q filed with the SEC for each of the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

        No current reports on Form 8-K have been filed by Buyer with the SEC since December 31, 1994. As of their respective dates, such Buyer Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Buyer Reports, including any related notes and schedules (the "Buyer Financial Statements") are true and correct as of the dates thereof and fairly present the financial position of Buyer and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations, cash flows and changes in financial position or other information included therein for the periods or as of the dates then ended, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved (except as otherwise stated therein and except for normal recurring adjustments for interim periods).
Since December 31, 1994, Buyer has timely filed all such reports, registration statements and other filings required to be filed by Buyer under the rules and regulations of the SEC the timeliness of which could have a Material Adverse Effect on Buyer. Except as reflected or reserved against in the Buyer Financial Statements, neither Buyer nor any of its subsidiaries has, and Buyer does not know of any reasonable basis for the assertion against Buyer or any of its subsidiaries of, any liabilities or obligations for the periods covered thereby which would have a Material Adverse Effect on Buyer.






                                                       Stock Purchase Agreement
                                                                        Page 12

        5. Indemnification. (a) Buyer and Seller shall each defend, indemnify and hold harmless the other party and its permitted assigns, their respective agents, employees, officers and directors and anyone else acting for or on behalf of such party and its permitted assigns, from and against all claims, damages, losses and expenses, including but not limited to court costs and reasonable attorneys fees (but without duplication of any amounts recovered pursuant to Section 2.3 hereof), to the extent arising out of any material breach of any warranty, or the material inaccuracy of any representation, made by the indemnifying party in this Agreement; provided that neither party shall be liable to the other hereunder, whether in contract, in tort, strict liability, or otherwise, for any special, indirect, incidental or consequential damages. The aggregate liability of either party for indemnification claims hereunder shall not exceed $750,000. All claims for indemnification payable by Seller shall be paid first from Escrowed Stock (valued at the Averaged Price) until the Escrowed Stock has been disbursed pursuant to Section 2.3 and Section
2.4 or the aggregate amount owed to Buyer exceeds the value of the Escrowed Stock (valued at the Averaged price) and then at the option of the Seller, in shares of Buyer's common stock, valued at the Average Price, or in cash. All claims for indemnification payable by Buyer shall be paid in cash, unless Seller requests Buyer to pay such claim in shares of Buyer's common stock to preserve the tax-free nature of the transactions contemplated hereby, in which case payment shall be made in shares of Buyer's common stock valued at the Averaged Price. Indemnification under this section for breaches of representation and warranties under this Agreement shall be the sole remedy of either party such breach (other than for actual fraud).

        (b) If either party shall receive notice or have knowledge of any action that may result in a claim for indemnification against the other party pursuant to this Section (a "Claim"), such party shall promptly give the other party notice of such Claim. The parties shall consult and cooperate with each other regarding the response to and defense of such Claim, and the indemnifying party shall be entitled to assume the defense in respect of such Claim, including the right to select and direct legal counsel and to accept or reject offers of settlement, all at its sole cost and expense, provided that no such settlement shall be made without the written consent of the indemnified party if such settlement is reasonably likely to affect adversely such party's business or operations. Nothing herein shall prevent an indemnified party from retaining its own counsel and participating in its own defense at its own cost and expense.

        (c) No claim for indemnification may be made with respect to any representation or warranty after the expiration of the applicable survival period described in Section 8.3.

        6. Conditions Precedent for the Closing of the Transaction. On the Closing Date, the obligations of Buyer to consummate the transactions contemplated hereby shall be conditioned on satisfaction by Seller of each of its obligations set forth below, and the obligation of Seller to consummate such transactions shall be conditioned on satisfaction by Buyer of each of its obligations set forth below:






                                                       Stock Purchase Agreement
                                                                        Page 13

        6.1. All representations and warranties given in this Agreement shall be true and correct in all material respects;

        6.2. All necessary consents and approvals of governmental authorities, lenders, lessors and other third parties shall have been obtained by the party requiring such consents and approvals;

        6.3. No material adverse change in the business, financial condition, prospects, assets or operations of either party shall have occurred since November 9, 1995;

        6.4. No action shall have been instituted or threatened by any governmental authority or other person which questions the validity or legality of the transactions contemplated hereby;

        6.5. Buyer and Seller shall each have duly executed and delivered the Stockholder's Agreement, the Employment Letter and the Confidentiality, Non-Compete and Severance Agreement; and

        6.6. Seller shall have delivered the opinion of Ropes & Gray, counsel to Seller, substantially in the form attached hereto as Exhibit A; Buyer shall have delivered the opinion of Eugene E. Murphy, Vice President and General Counsel of Buyer, substantially in the form attached hereto as Exhibit B; and each party shall have delivered such other closing certificates, resolutions and documentation as is reasonably requested by the other party

        7. Escrow Agent. (a) The Escrow Agent may resign by notice to the other parties hereto (the "Resignation Notice"). If, within 60 business days after the delivery of the Resignation Notice, the Escrow Agent shall not have received written instructions from Buyer and Seller designating a successor escrow agent acceptable to both parties and consented to in writing by such successor escrow agent, the Escrow Agent may apply to a court of competent jurisdiction to appoint a successor escrow agent. If the Escrow Agent shall have received such instructions, she shall promptly transfer the Escrowed Stock to such successor escrow agent. Upon the appointment of a successor escrow agent and the transfer of the Escrowed Stock thereto, the duties of the Escrow Agent hereunder shall terminate.

        (b) If a dispute as to the proper disposition of the Escrowed Stock continues for 90 days or more, the Escrow Agent shall be entitled to submit the dispute to a court of competent jurisdiction and shall thereupon be relieved of any obligations or liability,

        (c) Buyer hereby agrees to reimburse the Escrow Agent or any successor escrow agent for all fees, expenses, disbursements, and advances incurred or made by her in the performance of her duties hereunder and to indemnify and hold the Escrow Agent harmless from and against any and all taxes, expenses (including reasonable counsel fees), assessments, liabilities, claims, damages, actions, suits or other charges incurred by or assessed against her for any thing done or omitted by her in the






                                                       Stock Purchase Agreement
                                                                        Page 14

performance of her duties hereunder, except as a result of her own gross negligence or willful misconduct. The agreement contained in this section shall survive any termination of the duties of the Escrow Agent hereunder.

        (d) The Escrow Agent shall have no duties or responsibilities, including, without limitation, a duty to review or interpret this Agreement, except those expressly set forth herein, She may consult with counsel of her choice, shall be fully protected with respect to any action taken or omitted in good faith on advice of counsel and shall have no liability hereunder except for willful misconduct or gross negligence. The Escrow Agent shall have no responsibility as to the validity, collectibility or value of the Escrowed Stock or for investment losses related thereto and she may rely on any notice, instruction, certificate, statement, request, consent, confirmation, agreement or other instrument which she believes to be genuine and to have been signed or presented by a proper person or persons. Notwithstanding any provision to the contrary contained in any other agreement between any of the parties hereto, the Escrow Agent shall have no interest in the Escrowed Stock except as provided in this Agreement.

        8.  Miscellaneous.

        8.1. Expenses. Seller and Buyer each shall bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transactions contemplated hereby, whether or not the Closing shall occur.

        8.2. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as the other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        8.3. Survival of Representations and Warranties. All representations and warranties made hereunder by either party shall be deemed to have been made again at and as of the Closing Date and shall survive the execution and delivery of this Agreement and the payment for and delivery of the Seller Shares sold hereunder until the first anniversary of the Closing Date; provided that the representations in Sections 3.9 and 3.13 shall survive for a period of three years from the Closing Date.

        8.4. Assignment; Successors and Assigns. This Agreement may not be assigned by either party. All covenants and agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective heirs, executors, legal representatives, successors and permitted assigns of the parties hereto whether so expressed or not.

        8.5. Entire Agreement, Amendments. This Agreement and the Stockholder's Agreement constitute the entire agreement with respect to the subject matter hereof and supersede all prior written






                                                       Stock Purchase Agreement
                                                                        Page 15

and oral agreements with respect thereto. This Agreement may be waived, changed, discharged or terminated only by an instrument in writing signed by the party against whom enforcement of any waiver, change, discharge or termination is sought.

        8.6. Headings. The descriptive headings of the several paragraphs and sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

        8.7. Counterparts. This Agreement may be executed with counterpart signature pages or in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

        8.8. Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transaction contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent as closely as possible in a mutually acceptable manner.

        8.9. Governing Law; Jurisdiction; Process. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without giving effect to the choice of law principles thereof. Each of Buyer and Seller hereby consents to the non-exclusive jurisdiction of the courts of the State of New York, the Commonwealth of Massachusetts and of the Federal Court of the United States for the Southern District of New York and the District of Massachusetts in any action brought in connection with this Agreement.

        8.10. Notices. Except as otherwise provided below, all notices, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered by hand, (ii) when received by the addressee if sent by Express Mail, Federal Express or other express delivery service, or (iii) when sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by certified mail, return receipt requested, as follows (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties):

        Escrow Agent: Eileen A. McDonnell, Trigen Energy Corporation, 1 Water Street, White Plains, New York 10601, Telephone 914.286.6633, Telecopier 914.948.9157.

        Buyer: President, Trigen Energy Corporation, 1 Water Street, White Plains, New York 10601, Telephone 914.286.6613, Telecopier 914.948.9157.






                                                        Stock Purchase Agreemen
                                                                        Page 16

        Seller: Thomas S. Ewing, 108 Old Mountain Road, Leverett, MA 01054, with a copy to: Ropes & Gray, Attention, Ann L. Milner, Esq., One International Place, Boston, Massachusetts 02110-2624, Telecopier 617.951.7050.

Notwithstanding any of the foregoing, no notice or instructions to the Escrow Agent shall be deemed to have been received or to be effective prior to actual receipt.

        8.11 Access. During any period between the execution of this Agreement and the Closing, Seller shall continue to cause EPS to provide Buyer reasonable access to EPS facilities, books and records and cause the directors, employees, accountants, and other agents and representatives (collectively, "Representatives") of EPS to cooperate fully with Buyer and its Representatives in connection with its due diligence investigation of EPS and EPS' assets, contracts, liabilities, operations, records and other aspects of its business . Buyer shall not disclose the reasons for its inquiry to EPS customers and suppliers.

        8.12 Termination. If the Closing does not occur on or prior to January 31, 1996, this Agreement shall terminate and neither party shall have any further right or obligation hereunder.

        8.13 Final Tax Return. Seller will prepare and Buyer shall cause EPS to file S-corporation tax returns required to be filed by EPS for the year ending December 31, 1995 and for the period ending on the Closing Date.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                        TRIGEN ENERGY CORPORATION, as Buyer

Date:                                   THOMAS R. CASTEN
     ----------                         ------------------------------------
                                        Name:
                                        Title:


Date: January 17, 1996                  THOMAS EWING
                                        -----------------------------------
                                        THOMAS EWING, as Seller

Accepted and Agreed To:

EILEEN A. MCDONNELL
- -------------------------------------
EILEEN A. MCDONNELL, as Escrow Agent

Date: January 17, 1996